United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 29 September 2017

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

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COCA-COLA EUROPEAN PARTNERS REPORTS
INTERIM RESULTS FOR THE THIRD-QUARTER ENDED 29 SEPTEMBER 2017

THIRD QUARTER IN-LINE WITH GUIDANCE,
FULL-YEAR OUTLOOK AFFIRMED

LONDON, 7 November 2017 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) today announces its interim results for the third-quarter ended 29 September 2017 and affirms full-year 2017 outlook.

Highlights

•	Third-quarter diluted earnings per share were €0.62 on a reported basis or €0.68 on a comparable basis, including a negative currency translation impact of €0.01.

•	Third-quarter reported revenue totalled €3.0 billion, down 1.5 percent, or down 0.5 percent on a comparable and fx-neutral basis. Volume was down 3.5 percent on a comparable basis.

•	Third-quarter reported operating profit was €427 million; comparable operating profit was €470 million, up 2.5 percent on a comparable basis, or up 3.5 percent on a comparable and fx-neutral basis.

•	CCEP provides full-year guidance for 2017 including comparable diluted earnings per share in a range of €2.10 to €2.13 including currency translation at recent rates.

•	CCEP remains on track to achieve pre-tax savings of €315 million to €340 million through synergies by mid-2019.

•	CCEP declares quarterly dividend of €0.21 per share.
“Our third-quarter results were in-line with our guidance and we remain firmly on track to achieve our planned synergies and continue to make solid progress in building on our foundation of winning with customers through great beverages, great service, and great people,” said Damian Gammell, Chief Executive Officer.
“We remain focused on driving profitable revenue growth, expanding our portfolio, and continuing to invest in our business to capture the long-term growth opportunities ahead of us,” Mr. Gammell said. “This includes improving our sales force capabilities, evolving our routes-to-market, reducing low value promotions, and leveraging our digital abilities. These factors, combined with our focus on cash generation, will help us address the headwinds that lie ahead and importantly, support our most important goal which is driving shareholder value.”

Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Third Quarter Ended 29 September 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	2,964	2,964	(29)	(1.5)%	(1.5)%	(1.0)%	(0.5)%
Cost of sales	1,774	1,768	(17)	(1.0)%	(1.5)%	(1.0)%	(0.5)%
Operating expenses	763	726	(7)	(5.5)%	(3.5)%	(0.5)%	(3.0)%
Operating profit	427	470	(5)	5.5%	2.5%	(1.0)%	3.5%
Profit after taxes	304	333	(4)	(7.0)%	3.5%	(1.5)%	5.0%
Diluted earnings per share (€)	0.62	0.68	(0.01)	(7.5)%	3.0%	(1.0)%	4.0%

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Key Financial Measures Unaudited, fx impact calculated by recasting current year results at prior year rates	Nine Months Ended 29 September 2017
	€ million			% change
	As Reported	Comparable	Fx-Impact	As Reported	Comparable	Fx-Impact	Comparable Fx-Neutral
Revenue	8,400	8,400	(122)	28.0%	1.5%	(1.5)%	3.0%
Cost of sales	5,095	5,092	(73)	26.5%	1.5%	(1.5)%	3.0%
Operating expenses	2,243	2,150	(25)	24.0%	(2.5)%	(1.0)%	(1.5)%
Operating profit	1,062	1,158	(24)	47.5%	9.0%	(2.5)%	11.5%
Profit after taxes	749	811	(18)	39.5%	11.5%	(2.5)%	14.0%
Diluted earnings per share (€)	1.53	1.66	(0.04)	14.0%	11.5%	(2.5)%	14.0%

Operational Review
Third-quarter 2017 diluted earnings per share were €0.62 on a reported basis, or €0.68 on a comparable basis. Currency translation had a negative impact of €0.01 on third-quarter comparable diluted earnings per share. Third-quarter reported operating profit totalled €427 million, up 5.5 percent versus prior year. Comparable operating profit was €470 million, up 2.5 percent on a comparable basis, or up 3.5 percent on a comparable and fx-neutral basis.
Nine-months ended 2017 diluted earnings per share were €1.53 on a reported basis, or €1.66 on a comparable basis. Currency translation had a negative impact of €0.04 on comparable diluted earnings per share for the nine-months ended 2017. Nine-months ended 2017 reported operating profit totalled €1.1 billion, up 47.5 percent versus prior year. Comparable operating profit was €1.2 billion, up 9.0 percent on a comparable basis, or up 11.5 percent on a comparable and fx-neutral basis.
Key operating factors in the third quarter include a modest revenue decline driven by unfavourable weather as well as strong prior year comparables. Additional factors include a stable gross margin as the growth in revenue per unit case offset the increase in cost of sales per unit case, reflecting an ongoing focus on improving mix and promotional profitability. Operating margins improved as we continue to benefit from post-merger synergy benefits.
Revenue
Third-quarter 2017 reported revenue totalled €3.0 billion, down 1.5 percent, or down 0.5 percent on a comparable and fx-neutral basis. Revenue per unit case was up 3.0 percent on a comparable and fx-neutral basis driven by favourable price, promotion, and package mix. Third-quarter volume decreased 3.5 percent on a comparable basis, reflecting strong prior year hurdles, unfavourable weather conditions, and the impact from customer disruptions as we focus on maintaining gross margins.
On a territory basis for the third quarter, Iberia revenues were up 0.5 percent, as revenue per unit case growth offset a decline in volume, supported by favourable channel and package mix. Revenue in Germany was down 1.0 percent, with a decline in volume partially offset by strong revenue per unit case growth driven by the impact of pricing and promotional plans as well as favourable package and brand mix. Great Britain had strong revenue growth on an fx-neutral basis with gains in both revenue per unit case and volume, driven by solid growth in Coca-Cola Zero Sugar, flavours, and energy. On a reported basis, Great Britain revenues were down 3.0 percent, driven by a decline of the British pound versus the Euro of approximately 5.0 percent. Revenue in France was down 6.5 percent, as revenue per unit case growth was not enough to offset a decline in volume, driven by unfavourable weather and lower promotional activity versus prior year. Revenue in the Northern European territories (Belgium, Luxembourg, the Netherlands, Norway, Sweden, and Iceland) was flat, benefiting 2.0 percent from the inclusion of Iceland and a 2.0 percent decline in previously existing territories. Growth in Northern Europe was led by Norway and Sweden, offset by a decline in Belgium/Luxembourg.
On a brand basis for the third quarter, volume for sparkling brands was down 3.0 percent. Coca-Cola trademark brands decreased 4.5 percent, with growth of 8.0 percent in Coca-Cola Zero Sugar offset by declines in other trademark brands. Sparkling flavours and energy grew 1.5 percent led by energy brands and Fanta. Still brands decreased 5.5 percent. Water brands were down 8.5 percent, impacted by the discontinuation of select less profitable water brands partially offset by solid growth from Aquabona in the quarter. Juices, isotonics, and other were down 3.5 percent with growth from Capri-Sun offset by a decline in the sports category reflecting unfavourable weather and strong prior year hurdles, notably in Iberia.
Cost of Sales
Third-quarter 2017 reported cost of sales were €1.8 billion, down 1.0 percent. Comparable cost of sales were €1.8 billion, down 1.5 percent on a comparable basis, or down 0.5 percent on a comparable and fx-neutral basis. Third-quarter cost of sales per unit case increased 2.5 percent on a comparable and fx-neutral basis, driven by channel and brand mix, manufacturing costs,

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as well as year-over-year cost increases in key inputs, principally concentrate, partially offset by benefits from our synergy programmes.
Operating Expenses
Third-quarter 2017 reported operating expenses were €763 million, down 5.5 percent. Comparable operating expenses were €726 million, down 3.5 percent on a comparable basis, or down 3.0 percent on a comparable and fx-neutral basis. This reflects synergy benefits, expense timing, volume, and a continued focus on managing operating expenses.

Outlook
For 2017, as previously stated, CCEP expects low single-digit revenue growth and operating profit growth at the top end of the high single-digit range. Excluding synergies, operating profit growth has been broadly in-line with revenue growth for the first nine months of 2017. For the full year, we now expect some deleveraging as we invest in our business while maintaining our full-year operating profit guidance. Each of these growth figures is on a comparable and fx-neutral basis when compared to 2016 comparable results. CCEP also expects diluted earnings per share in the range of €2.10 to €2.13 including currency translation at recent rates. At recent rates, currency translation reduces 2017 full-year diluted earnings per share by approximately 2 percent.
CCEP now expects 2017 free cash flow* in the range of €850 million to €900 million, including the expected benefit from improved working capital offset by the impact of restructuring and integration costs. Capital expenditures are expected to be approximately €550 million, including approximately €50 million to €75 million of capital expenditures related to synergies. Weighted-average cost of debt is expected to be approximately 2.0 percent. The comparable effective tax rate for 2017 is expected to be just under 25 percent. CCEP does not expect to repurchase shares in 2017.
CCEP remains on track to achieve pre-tax run-rate savings of €315 million to €340 million through synergies by mid-2019. Further, CCEP expects to exit 2017 with run-rate savings of approximately one-half of the target. Restructuring cash costs to achieve these synergies are expected to be approximately 2 1/4 times expected savings and includes cash costs associated with pre-transaction close accruals. Given these factors, currency exchange rates, and our outlook for 2017, CCEP expects year-end net debt to adjusted EBITDA* for 2017 to be under 3 times.
* Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details about these measures.

Dividends
The CCEP Board of Directors declared a regular quarterly dividend of €0.21 per share. The dividend is payable 4 December 2017 to those shareholders of record on 20 November 2017. The Company is pursuing arrangements to pay the dividend in euros to shares held within Euroclear Netherlands. Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 GMT on 7 November 2017. This translated amount will be posted on our website, www.ccep.com, under the Investor/Shareowner Information section.

Conference Call
CCEP will host a conference call with investors and analysts today at 15:00 GMT, 16:00 CET and 10:00 a.m. EST. The call can be accessed through the Company’s website at www.ccep.com.

Financial Details
Financial details can be found in our third-quarter 2017 filing, available at www.morningstar.co.uk/uk/NSM (located under effective date 29 September 2017) and available immediately on our website, www.ccep.com, under the Investors tab.

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Contacts
Investor Relations
Thor Erickson
+1 (678) 260-3110
Media Relations
Shanna Wendt
+44 7976 595 168

About CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

Forward-Looking Statements
This document may contain statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (“CCEP”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from CCEP’s historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in CCEP’s beverage products or packaging materials; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; fluctuations in foreign currency exchange rates; fluctuations in the stability of the Euro; interest rate increases; an inability of CCEP to maintain good relationships with its partners; a deterioration in its partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavourable resolution of tax matters; increased or new indirect taxes in CCEP’s tax jurisdictions; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labelling or warning requirements or limitations on the availability of CCEP’s respective products; an inability of CCEP to protect its respective information systems against service interruption, misappropriation of data or breaches of security; unfavourable general economic or political conditions in Europe or elsewhere; the United Kingdom’s exit from the European Union; litigation or legal proceedings; non-compliance with anti-corruption laws and regulations and economic sanctions programmes; adverse weather conditions; climate change; damage to CCEP’s respective brand images and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to CCEP’s respective products or business operations; changes in accounting standards; an inability of CCEP to achieve its respective overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of CCEP’s respective counterparty financial institutions; fluctuations in CCEP’s debt rating; an inability to timely implement any previously announced actions to reinvigorate growth, or to realise the economic benefits CCEP anticipates from these actions; failure to realise a significant portion of the anticipated benefits of strategic relationships, including (without limitation) The Coca-Cola Company’s relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or CCEP or its respective partners experience strikes, work stoppages or labour unrest; future impairment charges; an inability to realise business integration and synergy savings; an inability to successfully manage the possible negative consequences of productivity initiatives; global or regional catastrophic events; and other risks discussed in the 2016 Annual Report on Form 20-F, published on 12 April 2017, and in the interim results for the first six months ended 30 June 2017, published on 14 August 2017. Due to these risks

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and uncertainties, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s public statements may prove to be incorrect.

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. As such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, where indicated, we have given effect to the Merger as if it had occurred at the beginning of 2016, thereby including the financial results of CCE, CCEG (Germany) and CCIP (Iberia) along with other adjustments as described below. We have also excluded items affecting the comparability of period-over-period financial performance as described in the tables below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:
‘As reported’ includes the financial results of CCE only, as the accounting predecessor, for all periods prior to 27 May 2016 and combined CCEP (CCE, Germany and Iberia) for the period from 28 May 2016 through 29 September 2017.
‘Comparable’ represents results excluding items impacting comparability during the periods presented. Additionally, for periods prior to 27 May 2016, comparable includes the results of CCE, Germany and Iberia as if the Merger had occurred at the beginning of 2016 along with acquisition accounting and the additional debt financing costs incurred by CCEP in connection with the Merger. Comparable volume is also adjusted for selling days.
‘Fx-neutral’ represents the comparable results excluding the impact of foreign exchange rate changes during the periods presented. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘Free cash flow’ is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals.
‘Adjusted EBITDA’ is defined as profit after tax plus taxes, net finance costs, non-operating items, depreciation, amortisation, share-based payment expense and adjusted for items impacting comparability. Management utilises adjusted EBITDA and the ratio of net debt to adjusted EBITDA to evaluate operating performance in the context of the Group’s targeted financial leverage.

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Supplementary Financial Information - Income Statement
The following tables provide a summary reconciliation of CCEP’s reported results affecting the comparability of CCEP’s period-over-period financial performance (the items listed below are based on defined terms and thresholds and represent all material items management considered for period-over-period comparability).

Third-Quarter 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability				Comparable
	CCEP	Mark-to-market effects(1)	Restructuring Charges(2)	Merger and Integration Related Costs(3)	Litigation provision(6)	CCEP
Revenue	2,964	—	—	—	—	2,964
Cost of sales	1,774	1	(7)	—	—	1,768
Gross profit	1,190	(1)	7	—	—	1,196
Operating expenses	763	3	(34)	(1)	(5)	726
Operating profit	427	(4)	41	1	5	470
Total finance costs, net	28	—	—	—	(1)	27
Non-operating items	2	—	—	—	—	2
Profit before taxes	397	(4)	41	1	6	441
Taxes	93	—	14	—	1	108
Profit after taxes	304	(4)	27	1	5	333

Diluted earnings per share (€)	0.62					0.68

Diluted common shares outstanding						489

Third-Quarter 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Mark-to-market effects(1)	Restructuring Charges(2)	Merger and Integration Related Costs(3)	Inventory Step-up Costs(4)	Net tax items(5)	CCEP
Revenue	3,010	—	—	—	—	—	3,010
Cost of sales	1,796	3	(5)	—	3	—	1,797
Gross profit	1,214	(3)	5	—	(3)	—	1,213
Operating expenses	809	1	(48)	(8)	—	—	754
Operating profit	405	(4)	53	8	(3)	—	459
Total finance costs, net	29	—	—	—	—	—	29
Non-operating items	1	—	—	—	—	—	1
Profit before taxes	375	(4)	53	8	(3)	—	429
Taxes	48	(1)	20	3	(1)	39	108
Profit after taxes	327	(3)	33	5	(2)	(39)	321

Diluted earnings per share (€)	0.67						0.66

Diluted common shares outstanding							488
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent restructuring charges related to business transformation activities.

(3)	Amounts represent costs associated with the Merger to form CCEP.

(4)	Amounts represent the impact of the acquisition accounting change in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)	Amount represents the deferred tax impact related to income tax rate and law changes.

(6)	Amount represents a provision recorded for ongoing litigation.

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First Nine Months 2017 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability					Comparable
	CCEP	Mark-to-market effects(1)	Restructuring Charges(2)	Merger and Integration Related Costs(3)	Inventory Step-up Costs(4)	Litigation provision(7)	CCEP
Revenue	8,400	—	—	—	—	—	8,400
Cost of sales	5,095	3	(12)	—	6	—	5,092
Gross profit	3,305	(3)	12	—	(6)	—	3,308
Operating expenses	2,243	(2)	(82)	(4)	—	(5)	2,150
Operating profit	1,062	(1)	94	4	(6)	5	1,158
Total finance costs, net	79	—	—	—	—	(1)	78
Non-operating items	2	—	—	—	—	—	2
Profit before taxes	981	(1)	94	4	(6)	6	1,078
Taxes	232	—	34	1	(1)	1	267
Profit after taxes	749	(1)	60	3	(5)	5	811

Diluted earnings per share (€)	1.53						1.66

Diluted common shares outstanding							489

First Nine Months 2016 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported		Items Impacting Comparability					Comparable
	CCEP	Adjust: Merger effects(5)	Mark-to-market effects(1)	Restructuring Charges(2)	Merger and Integration Related Costs(3)	Inventory Step-up Costs(4)	Net Tax Items(6)	CCEP
Revenue	6,555	1,732	—	—	—	—	—	8,287
Cost of sales	4,025	1,014	17	(12)	—	(29)	—	5,015
Gross profit	2,530	718	(17)	12	—	29	—	3,272
Operating expenses	1,811	901	11	(386)	(127)	—	—	2,210
Operating profit	719	(183)	(28)	398	127	29	—	1,062
Total finance costs, net	90	12	—	—	(5)	—	—	97
Non-operating items	5	(1)	—	—	—	—	—	4
Profit before taxes	624	(194)	(28)	398	132	29	—	961
Taxes	87	(27)	(7)	108	31	7	36	235
Profit after taxes	537	(167)	(21)	290	101	22	(36)	726

Diluted earnings per share (€)	1.34							1.49

Reported diluted common shares outstanding								402
Adjust: Capital structure share impact related to the Merger								86
Comparable diluted common shares outstanding								488
___________________________

(1)	Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.

(2)	Amounts represent restructuring charges related to business transformation activities.

(3)	Amounts represent costs associated with the Merger to form CCEP.

(4)	Amounts represent the impact of the acquisition accounting change in the fair value of finished goods and spare parts inventory for Germany and Iberia.

(5)
Adjustments to reflect Germany and Iberia financial results as if the Merger had occurred at the beginning of 2016, the impact of acquisition accounting including provisional fair values of the acquired inventory, property, plant, and equipment and intangibles from Germany and Iberia, and additional debt financing cost incurred by CCEP in connection with the Merger.

(6)	Amounts represents the deferred tax impact related to income tax rate and law changes.

(7)	Amount represents a provision recorded for ongoing litigation.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding	Third-Quarter Ended			Nine Months Ended
	29 September 2017	30 September 2016	% Change	29 September 2017	30 September 2016	% Change
As reported	2,964	3,010	(1.5)%	8,400	6,555	28.0%
Add: Germany & Iberia(A)	n/a	n/a	n/a	n/a	1,732	n/a
Comparable	2,964	3,010	(1.5)%	8,400	8,287	1.5%
Adjust: Impact of fx changes	29	n/a	(1.0)%	122	n/a	(1.5)%
Comparable & fx-neutral	2,993	3,010	(0.5)%	8,522	8,287	3.0%

Revenue per unit case	4.48	4.36	3.0%	4.48	4.36	2.5%
___________________________

(A)	Adjustments to reflect Germany and Iberia revenue as if the Merger had occurred at the beginning of 2016. For the first nine months of 2016 this includes the period from 1 January through 27 May.

Revenue by Geography Comparable	Third-Quarter Ended			Nine Months Ended
	29 September 2017	30 September 2016	Revenue % Change	29 September 2017	30 September 2016	Revenue % Change
	% of Total	% of Total		% of Total	% of Total
Spain/Portugal/Andorra(A)	28.0%	27.5%	0.5%	25.0%	24.5%	3.0%
Germany	19.5%	19.5%	(1.0)%	20.0%	19.5%	1.5%
Great Britain	17.5%	18.0%	(3.0)%	18.0%	19.0%	(3.0)%
France/Monaco	14.5%	15.5%	(6.5)%	16.5%	17.0%	(1.0)%
Belgium/Luxembourg/Netherlands	12.5%	12.5%	(4.5)%	13.0%	13.0%	2.0%
Norway	3.5%	3.5%	3.0%	3.5%	3.5%	2.0%
Sweden	3.5%	3.0%	4.5%	3.0%	3.5%	1.0%
Iceland	1.0%	0.5%	—%	1.0%	—%	—%
Total	100.0%	100.0%	(1.5)%	100.0%	100.0%	1.5%
___________________________

(A)	Spain/Portugal/Andorra is also referred to as Iberia.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days(A)	Third-Quarter Ended			Nine Months Ended
	29 September 2017	30 September 2016	% Change	29 September 2017	30 September 2016	% Change
Volume	669	691	(3.5)%	1,902	1,899	—%
Impact of selling day shift	n/a	n/a	—%	n/a	(8)	0.5%
Comparable volume - Selling Day Shift adjusted	669	691	(3.5)%	1,902	1,891	0.5%
___________________________
(A)    A unit case equals approximately 5.678 litres or 24 8-ounce servings, a typical volume measure used in our industry.

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Comparable Volume by Brand Category Adjusted for selling day shift	Third-Quarter Ended			Nine Months Ended
	29 September 2017	30 September 2016	Volume % Change	29 September 2017	30 September 2016	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	84.0%	84.0%	(3.0)%	84.5%	84.5%	0.5%
Coca-Cola Trademark	61.5%	62.5%	(4.5)%	63.0%	63.5%	(0.5)%
Sparkling Flavours and Energy	22.5%	21.5%	1.5%	21.5%	21.0%	3.5%
Stills	16.0%	16.0%	(5.5)%	15.5%	15.5%	1.0%
Juice, Isotonics and Other	8.5%	8.0%	(3.5)%	8.0%	8.0%	3.0%
Water	7.5%	8.0%	(8.5)%	7.5%	7.5%	(1.0)%
Total	100.0%	100.0%	(3.5)%	100.0%	100.0%	0.5%

Supplemental Financial Information - Cost of Sales and Operating Expenses

Cost of Sales In millions of €, except per case data which is calculated prior to rounding	Third-Quarter Ended			Nine Months Ended
	29 September 2017	30 September 2016	% Change	29 September 2017	30 September 2016	% Change
As reported	1,774	1,796	(1.0)%	5,095	4,025	26.5%
Add: Germany & Iberia(A)	n/a	n/a	n/a	n/a	982	n/a
Adjust: Acquisition accounting	n/a	n/a	n/a	n/a	32	n/a
Adjust: Total items impacting comparability	(6)	1	(700.0)%	(3)	(24)	(87.5)%
Comparable	1,768	1,797	(1.5)%	5,092	5,015	1.5%
Adjust: Impact of fx changes	17	n/a	(1.0)%	73	n/a	(1.5)%
Comparable & fx-neutral	1,785	1,797	(0.5)%	5,165	5,015	3.0%

Cost of sales per unit case	2.67	2.60	2.5%	2.72	2.64	3.0%
___________________________

(A)
Adjustments to reflect Germany and Iberia cost of sales as if the Merger had occurred at the beginning of 2016. For the first nine months of 2016 this includes the period from 1 January through 27 May.

Operating Expenses In millions of €	Third-Quarter Ended			Nine Months Ended
	29 September 2017	30 September 2016	% Change	29 September 2017	30 September 2016	% Change
As reported	763	809	(5.5)%	2,243	1,811	24.0%
Add: Germany & Iberia(A)	n/a	n/a	n/a	n/a	905	n/a
Adjust: Acquisition accounting	n/a	n/a	n/a	n/a	(4)	n/a
Adjust: Total items impacting comparability	(37)	(55)	(32.5)%	(93)	(502)	(81.5)%
Comparable	726	754	(3.5)%	2,150	2,210	(2.5)%
Adjust: Impact of fx changes	7	n/a	(0.5)%	25	n/a	(1.0)%
Comparable & fx-neutral	733	754	(3.0)%	2,175	2,210	(1.5)%
___________________________

(A)
Adjustments to reflect Germany and Iberia operating expenses as if the Merger had occurred at the beginning of 2016. For the first nine months of 2016 this includes the period from 1 January through 27 May.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at	Credit Ratings As of 6 November 2017
	29 September 2017		Moody’s	Standard & Poor’s
Total borrowings	6,040	Long-term rating	A3	BBB+
Add: fx impact of non-EUR borrowings	52	Outlook	Stable	Stable
Adjusted total borrowings	6,092
Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC.

Less: cash and cash equivalents	473
Net debt	5,619

Supplemental Financial Information - Free Cash Flow

Free Cash Flow(A) In millions of €	Nine Months Ended
29 September 2017
Net cash flows from operating activities	1,133
Add: Disposals of property, plant and equipment	17
Less: Purchases of property, plant and equipment	(288)
Less: Purchases of capitalised software	(17)
Less: Interest paid	(75)
Free cash flow	770
___________________________

(A)	Free cash flow is defined as net cash flows from operations, less capital expenditures and interest paid, plus proceeds from capital disposals.

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Supplemental Financial Information - Financial Position

Statement of Financial Position In millions of €	As at
	29 September 2017	31 December 2016
Non-current assets	14,986	15,143
Current assets	3,748	3,425
Total assets	18,734	18,568
Non-current liabilities	8,023	8,355
Current liabilities	3,943	3,752
Total liabilities	11,966	12,107
Total equity	6,768	6,461
Total equity and liabilities	18,734	18,568
Total non-current assets decreased €157 million, or 1.0 percent, from €15.1 billion at 31 December 2016 to €15.0 billion at 29 September 2017. This change was driven by a decrease in property, plant and equipment of €253 million offset by an increase in intangible assets and goodwill of €50 million and €95 million, respectively.  These movements were primarily due to the finalisation of acquisition accounting for Germany and Iberia and negative currency effects during the period.
Total current assets increased €323 million, or 9.5 percent, from €3.4 billion at 31 December 2016 to €3.7 billion at 29 September 2017. This change was driven by working capital improvements offset by an increase of €82 million in inventories and €57 million in trade accounts receivable resulting from seasonality.
Total non-current liabilities decreased by €332 million, or 4.0 percent, from €8.4 billion at 31 December 2016 to €8.0 billion at 29 September 2017. This change was primarily due to the early repayment of €300 million term loan borrowings during September and a reduction of €51 million in restructuring provisions offset by the increase in mark-to-market derivatives of €74 million.
Total current liabilities increased €191 million, or 5.0 percent, from €3.8 billion from 31 December 2016 to €3.9 billion at 29 September 2017. This increase was primarily driven by trade and other payables increasing by €155 million due to seasonality and working capital initiatives along with higher accruals for customer marketing agreements and tax liabilities due to the timing of payments, offset partially by a reduction in restructuring provisions.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

	Third-Quarter Ended		Nine Months Ended
	29 September 2017	30 September 2016	29 September 2017	30 September 2016
	€ million	€ million	€ million	€ million
Revenue	2,964	3,010	8,400	6,555
Cost of sales	(1,774)	(1,796)	(5,095)	(4,025)
Gross profit	1,190	1,214	3,305	2,530
Selling and distribution expenses	(550)	(554)	(1,597)	(1,107)
Administrative expenses	(213)	(255)	(646)	(704)
Operating profit	427	405	1,062	719
Finance income	12	12	37	21
Finance costs	(40)	(41)	(116)	(111)
Total finance costs, net	(28)	(29)	(79)	(90)
Non-operating items	(2)	(1)	(2)	(5)
Profit before taxes	397	375	981	624
Taxes	(93)	(48)	(232)	(87)
Profit after taxes	304	327	749	537

Basic earnings per share (€)	0.63	0.68	1.55	1.36
Diluted earnings per share (€)	0.62	0.67	1.53	1.34

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

	29 September 2017	31 December 2016
	€ million	€ million
ASSETS
Non-current:
Intangible assets	8,394	8,344
Goodwill	2,522	2,427
Property, plant and equipment	3,740	3,993
Non-current derivative assets	3	35
Deferred tax assets	269	274
Other non-current assets	58	70
Total non-current assets	14,986	15,143
Current:
Current derivative assets	13	23
Current tax assets	35	16
Inventories	755	673
Amounts receivable from related parties	99	95
Trade accounts receivable	1,917	1,860
Other current assets	456	372
Cash and cash equivalents	473	386
Total current assets	3,748	3,425
Total assets	18,734	18,568
LIABILITIES
Non-current:
Borrowings, less current portion	5,140	5,562
Employee benefit liabilities	249	278
Non-current provisions	38	89
Non-current derivative liabilities	75	1
Deferred tax liabilities	2,308	2,248
Other non-current liabilities	213	177
Total non-current liabilities	8,023	8,355
Current:
Current portion of borrowings	900	875
Current portion of employee benefit liabilities	22	24
Current provisions	118	221
Current derivative liabilities	5	8
Current tax liabilities	138	44
Amounts payable to related parties	187	162
Trade and other payables	2,573	2,418
Total current liabilities	3,943	3,752
Total liabilities	11,966	12,107
EQUITY
Share capital	5	5
Share premium	126	114
Merger reserves	287	287
Other reserves	(504)	(419)
Retained earnings	6,854	6,474
Total equity	6,768	6,461
Total equity and liabilities	18,734	18,568

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

	Nine Months Ended
	29 September 2017	30 September 2016
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	981	624
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	337	235
Amortisation of intangible assets	42	29
Share-based payment expense	10	32
Finance costs, net	79	90
Income taxes paid	(134)	(110)
Changes in assets and liabilities:
Decrease/(increase) in trade accounts receivable	(72)	(109)
Decrease/(increase) in inventories	(87)	42
Increase/(decrease) in trade and other payables	97	210
Increase/(decrease) in provisions	(153)	(8)
Change in other operating assets and liabilities	33	(50)
Net cash flows from operating activities	1,133	985
Cash flows from investing activities:
Cash from acquisition of bottling operations	—	110
Purchases of property, plant and equipment	(288)	(309)
Purchases of capitalised software	(17)	(26)
Proceeds from sales of property, plant and equipment	17	12
Settlement of net investment hedges	—	(8)
Net cash flows used in investing activities	(288)	(221)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs	—	3,174
Changes in revolving credit facility, net of issuance costs	—	15
Changes in short-term borrowings	375	(183)
Repayments on third party borrowings	(675)	(232)
Repayment of loan with TCCC assumed in acquisition	—	(73)
Interest paid	(75)	(79)
Return of capital to CCE shareholders	—	(2,963)
Dividends paid	(388)	(203)
Exercise of employee share options	13	17
Repurchases of share-based payments	—	(27)
Other financing activities, net	(2)	(12)
Net cash flows used in financing activities	(752)	(566)
Net change in cash and cash equivalents	93	198
Net effect of currency exchange rate changes on cash and cash equivalents	(6)	(7)
Cash and cash equivalents at beginning of period	386	156
Cash and cash equivalents at end of period	473	347
Non-cash investing and financing activities:
Finance lease additions	10	7

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 7 November 2017	By:	/s/ Nik Jhangiani
	Name:	Nik Jhangiani
	Title:	Chief Financial Officer